FRIENDFINDER NETWORKS INC.

6800 Broken Sound Parkway, Suite 200

Boca Raton, Florida 33487

May 9, 2011

VIA EDGAR AND FAX

Ms. Barbara C. Jacobs

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:        FriendFinder Networks Inc.

Registration Statement on Form S-1 (File No. 333-156414)

Dear Ms. Jacobs:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), FriendFinder Networks Inc. (the "Company") requests that the effectiveness of the Registration Statement referenced above be accelerated so that the Registration Statement may become effective at 4:00 p.m. (Eastern Daylight Time) on Tuesday, May 10, 2011, or as soon as possible thereafter.

The Company acknowledges that:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the filing; and

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the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

FRIENDFINDER NETWORKS INC.

/s/ Ezra Shashoua

Ezra Shashoua

Chief Financial Officer